Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for the five fiscal years ended March 31, 2018, in accordance with U.S. GAAP.

	Yen in millions

	Fiscal year ended March 31,

	2014	2015	2016	2017	2018
Earnings:
Pre-tax income from continuing operations before adjustment for income or loss from equity investees	2,441,080	2,892,828	2,983,381	2,193,825	2,620,429
Add: Fixed charges	334,389	365,882	402,903	380,126	448,974
Distributed income of equity investees	318,376	308,545	329,099	362,060	470,083
Subtract: Preference security dividend requirements of consolidated subsidiaries	—	—	6,087	9,795	12,291

Earnings as defined	3,093,845	3,567,255	3,709,296	2,926,216	3,527,195

Fixed charges:
Interest expensed	316,054	347,030	377,310	352,691	415,094
Add: Amortized premiums and discounts	357	140	137	97	130
An estimate of the interest within rental expense	17,978	18,713	19,369	17,543	21,459
Preference security dividend requirements of consolidated subsidiaries	—	—	6,087	9,795	12,291

Total fixed charges	334,389	365,882	402,903	380,126	448,974

Ratio of earnings to fixed charges	9.25	9.75	9.21	7.70	7.86